UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Tiger Oil and Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88674T106
(CUSIP Number)

April 5, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294280102	Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

GW Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

171,129,589

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

171,129,589

	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

171,129,589

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.99% based on the total of outstanding shares of Common Stock
12	TYPE OF REPORTING PERSON
OO

CUSIP NO. 294280102	Page 3 of 5

Item 1(a)

The name of the issuer is:

Tiger Oil and Energy, Inc.

Item 1(b)

The address of the Issuer's principal executive offices is:

123 West Nye Lane suite 129

Carson City, NV 89706

Tel. Number: 702-514-4183

Item 2(a)

The name of reporting person is:

GW Holdings Group, LLC

Item 2(b)

The residence address of the Reporting Person is:

137 Montague St. Suite 291

Brooklyn NY 11201

Item 2(c)

The citizenship of the reporting Person is:

New York LLC

Item 2(d)

The title of the class of securities is

Common Stock

Item 2(e)

The CUSIP Number of the securities is:

88674T106

Item 3

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

CUSIP NO. 294280102	Page 4 of 5

Item 4

Ownership:

The Reporting Person’s is the beneficial owner of representing 8.98% of the class of securities.

The Reporting Person has:

(i)sole power to vote or to direct the vote of: 171,129,589 shares

(ii)shared power to vote or to direct the vote of: __________ shares

(iii)sole power to dispose or to direct the disposition of: 171,128,589 shares

(iv)shared power to dispose or to direct the disposition of: ____________ shares

Item 5

Ownership of Five Percent or Less of Class: [X]

Item 6

Ownership of More than Five Percent on Behalf of another Person: _____________

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company: _________

Item 8

Identification and Classification of Members of the Group: _______________

Item 9

Notice of Dissolution of Group: ____________

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 294280102	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/05/2021
Date

/s/ Noah Weinstein
Signature

Managing Member
Name